TASEKO MINES LIMITED Management's Discussion and Analysis

This management's discussion and analysis ("MD&A") is intended to help the reader understand Taseko Mines Limited ("Taseko", "we", "our" or the "Company"), our operations, financial performance, and current and future business environment.  This MD&A is intended to supplement and complement the consolidated financial statements and notes thereto, prepared in compliance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB") as applicable to the preparation of interim financial statements under IAS 34, Interim Financial Reporting, for the three months ended March 31, 2025 (the "Financial Statements").  You are encouraged to review the Financial Statements in conjunction with your review of this MD&A and the Company's other public filings, which are available on the Canadian Securities Administrators' website at www.sedarplus.com ("SEDAR+") and on the Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system on the United States Securities and Exchange Commission's ("SEC") website at www.sec.gov.

This MD&A is prepared as of May 1, 2025.  All dollar figures stated herein are expressed in thousands of Canadian dollars ("$", "Cdn$"), unless otherwise indicated.  Included throughout this MD&A are references to non-GAAP performance measures, which are denoted with an asterisk.  An explanation of these non-GAAP measures and their calculations are provided on page 24.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements".  All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploration activities, and events or developments that the Company expects are forward-looking statements.  Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.  All of the forward-looking statements made in this MD&A are qualified by these cautionary statements.  We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law.  Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in the Company's other public filings with the SEC and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED Management's Discussion and Analysis

TASEKO MINES LIMITED Management's Discussion and Analysis

Overview

Taseko is a copper-focused mining company that seeks to create long-term shareholder value by acquiring, developing and operating large tonnage mineral deposits in stable jurisdictions that are capable of supporting a mine for decades.  The Company's principal assets are the wholly owned Gibraltar mine ("Gibraltar"), located in central British Columbia ("BC") and is one of the largest copper mines in North America, and the Florence Copper project ("Florence" or "Florence Copper"), which is located in Arizona and is currently under construction.  Taseko also owns the Yellowhead copper, New Prosperity copper-gold, and Aley niobium projects in British Columbia.

Highlights

Operating data	Three months ended March 31,
(Gibraltar – 100% basis)	2025	2024	Change
Tons mined (millions)	23.2	22.8	0.4
Tons milled (millions)	7.9	7.7	0.2
Production (million pounds Cu)	20.0	29.7	(9.7)
Sales (million pounds Cu)	21.8	31.7	(9.9)

Financial data	Three months ended March 31,
($ in thousands, except for per share amounts)	2025	2024	Change
Revenues	139,149	146,947	(7,798)
Cash flows from operations	55,892	59,574	(3,682)
Net (loss) income	(28,560)	18,896	(47,456)
Per share – basic (“EPS”)	$(0.09)	$0.07	$(0.16)
Earnings from mining operations before depletion, amortization and non-recurring items*	38,791	52,797	(14,006)
Adjusted EBITDA*	34,391	49,923	(15,532)
Adjusted net (loss) income*	(6,943)	7,728	(14,671)
Per share – basic (“Adjusted EPS”)*	$(0.02)	$0.03	$(0.05)

On March 25, 2024, the Company completed its acquisition of the remaining 50% interest in Cariboo Copper Corp. ("Cariboo") from Dowa Metals & Mining Co., Ltd. ("Dowa") and Furukawa Co., Ltd. ("Furukawa") increasing its effective interest in Gibraltar from 87.5% to 100%.  As a result, the financial results reported in this MD&A reflect the Company's 87.5% effective interest for the period from March 15, 2023 to March 25, 2024 and 100% effective interest thereafter.  For more information on the Company's acquisition of Cariboo, refer to the Financial Statements-Note 12.

TASEKO MINES LIMITED Management's Discussion and Analysis

First Quarter Review

• Earnings from mining operations before depletion, amortization and non-recurring items* was $38.8 million, Adjusted EBITDA* was $34.4 million and cash flows from operations was $55.9 million;

• GAAP net loss was $28.6 million ($0.09 loss per share) and Adjusted net loss* was $6.9 million ($0.02 loss per share);

• Gibraltar produced 20.0 million pounds of copper at a total operating cost (C1)* of US$2.26 per pound of copper produced.  Copper head grade was 0.19% and recovery was 68% for the quarter reflecting the milling of lower grade stockpiled material which contained more oxidized material;

• Gibraltar sold 21.8 million pounds of copper and 364 thousand pounds of molybdenum. The average realized copper price of US$4.24 per pound and Canadian dollar to US dollar exchange rate of 1.43, contributed to revenues of $139.1 million for the period;

• Construction of the Florence Copper commercial production facility is advancing on schedule and on budget, and was approximately 78% complete at March 31, 2025.  A total of 29 production wells were constructed in the quarter bringing the total number of completed wells to 80 of the 90 planned to be drilled during the construction phase.  Wellfield drilling activities are ramping down in April and will be completed on schedule in May.  The solvent extraction and electrowinning areas continue to advance with a focus on pipe and settler welding and electrical installation.  First copper cathode production is expected in the fourth quarter of 2025;

• The Company completed share issuances under its at-the-market ("ATM") equity offering prospectus, issuing 10.6 million common shares for gross proceeds of $31.0 million (US$21.5 million) in the first quarter;

• The Company has copper collar contracts to secure a minimum copper price of US$4.00 per pound for 81 million pounds of copper for the remainder of 2025; and

• At March 31, 2025, the Company had a cash balance of $121 million and available liquidity of $279 million including its undrawn corporate revolving credit facility.

TASEKO MINES LIMITED Management's Discussion and Analysis

Review of Operations

Gibraltar

Operating data (100% basis)	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024
Tons mined (millions)	23.2	24.0	23.2	18.4	22.8
Tons milled (millions)	7.9	8.3	7.6	5.7	7.7
Strip ratio	4.6	1.9	1.2	1.6	1.7
Site operating cost per ton milled*	$8.73	$12.18	$14.23	$13.93	$11.73
Copper concentrate
Head grade (%)	0.19	0.22	0.23	0.23	0.24
Copper recovery (%)	67.5	78.2	78.9	77.7	79.0
Production (million pounds Cu)	20.0	28.6	27.1	20.2	29.7
Sales (million pounds Cu)	21.8	27.4	26.3	22.6	31.7
Inventory (million pounds Cu)	2.3	4.1	2.9	2.3	4.9
Molybdenum concentrate
Production (thousand pounds Mo)	336	578	421	185	247
Sales (thousand pounds Mo)	364	607	348	221	258
Per unit data (US$ per Cu pound produced)
Site operating cost*	$2.41	$2.52	$2.91	$2.88	$2.21
By-product credit*	(0.33)	(0.42)	(0.25)	(0.26)	(0.17)
Site operating cost, net of by-product credit*	2.08	2.10	2.66	2.62	2.04
Off-property cost*	0.18	0.32	0.26	0.37	0.42
Total operating cost (C1)*	$2.26	$2.42	$2.92	$2.99	$2.46

TASEKO MINES LIMITED Management's Discussion and Analysis

Operations Analysis

First Quarter Review

In the first quarter, mining activity at Gibraltar was focused on waste stripping for a new pushback in the Connector pit, which resulted in a higher than normal strip ratio and lower mined ore in the period.  Lower grade stockpiled ore was the primary source of mill feed, resulting in lower copper production compared to recent quarters.

Gibraltar produced 20.0 million pounds of copper in the first quarter and copper head grade was 0.19%, well below average reserve grade.  Copper recovery was 68% and was notably impacted by oxidation in the stockpiled ore which mainly originated from the upper benches of the Connector pit.  Mill throughput was 7.9 million tons in the quarter, above nameplate capacity due to the lower work index ore in the Connector pit.

A total of 23.2 million tons were mined in the first quarter comparable to recent quarters.  The average strip ratio was 4.6, as a total of 4.2 million tons of ore were mined. This includes 2.2 million tons of oxide ore that was added to the heap leach pads as plans for restart of the solvent extraction and electrowinning ("SX/EW") plant continue in Q2 2025.

Capitalized stripping totaling $38.1 million was higher in the first quarter attributed to greater mining of waste tons above the average strip ratio for the Connector pit.  Total site costs* including capitalized stripping was $107.0 million in the quarter consistent with the comparative prior year quarter.  Decreased consumption of mining inputs such as diesel and explosives due to processing of stockpile material as well as lower diesel prices were offset by higher milling costs.

Molybdenum production was 336 thousand pounds in the first quarter compared to 247 thousand pounds in the comparative prior year quarter.  Higher molybdenum grades, on average, are expected in Connector pit ore.  Grades will improve as stockpile ore feed decreases.  At an average molybdenum price of US$20.53 per pound for the quarter, molybdenum contributed a meaningful by-product credit of US$0.33 per pound of copper produced.

Off-property costs were US$0.18 per pound of copper produced.  These lower costs reflect Gibraltar's 2025 offtake agreements with very favorable treatment and refining charges ("TCRC").  On a blended basis, TCRCs are effectively nil for this year.

Total operating cost (C1)* was US$2.26 per pound of copper produced in the first quarter compared to US$2.46 in the comparative prior year quarter.  Higher capitalized stripping costs, improved  molybdenum by-product credits, and lower off property costs all contributed to driving down total operating cost (C1), partially offset by the effect of lower copper production as shown in the bridge graph below:

TASEKO MINES LIMITED Management's Discussion and Analysis

Gibraltar Outlook

Mining activities are now focused in the Connector pit, which will be the source of mill feed in 2025 and the years ahead.  Copper production in the first quarter was approximately 10% below expectations, due to low recoveries from oxidized ore.  In addition, mining rates in the upper benches of Connector pit have been behind plan due to challenging ground conditions resulting in lower equipment productivities.  As a result, access to higher quality ore has been delayed from the second quarter to the third quarter, and annual copper production for 2025 is expected to be approximately 10 million pounds below the previous guidance of 120 to 130 million pounds.  Significant increases in head grades and recoveries are expected in the second half of 2025 and continuing into 2026.

Increased mill availability and higher throughput is also expected this year, as major maintenance projects were completed in both mills last year.  Refurbishment of the Gibraltar SX/EW plant, which has been idle since 2015, is nearing completion, with first cathode production expected in the second quarter, supplementing Gibraltar copper concentrate production.

Molybdenum production is forecast to increase in 2025 as molybdenum grades are expected to be notably higher as more Connector pit ore is processed, also weighted to the second half of the year.

The Company has offtake agreements covering Gibraltar concentrate production in 2025 and 2026, which contain significantly lower, and in certain cases negative (premium), TCRC rates reflecting the tightening copper smelting market.  In 2024, TCRCs accounted for approximately US$0.09 per pound of off-property costs, and, with the new offtake agreements, the Company expects average TCRCs to reduce to nil in 2025 and 2026.

Potential US import tariffs are not expected to have a material impact on sales at Gibraltar as the mine produces copper and molybdenum concentrates that are sold to international metal traders and delivered to Asian markets.  Offtake agreements are in place for substantially all of Gibraltar's copper concentrate production in 2025 and 2026, and no changes to these sales channels are expected during this period.

The Company has a prudent hedging program in place to protect a minimum copper price and Gibraltar cash flow during the Florence Copper construction period.  Currently, the Company has copper collar contracts in place that secure a minimum copper price of US$4.00 per pound for 81 million pounds of copper production for the remainder of 2025 (refer to "Financial Condition Review-Hedging Strategy" for details).

TASEKO MINES LIMITED Management's Discussion and Analysis

Florence Copper

The Company has all key permits in place for the commercial production facility at Florence and construction of the Florence Copper commercial production facility continues to advance on schedule.  Approximately 670,000 project hours have been worked with no reportable injuries or environmental incidents.  The Company has a fixed-price contract with the general contractor for construction of the SX/EW plant and associated surface infrastructure.

A total of 80 production wells out of a total of 90 new wells to be drilled during the construction phase have been completed as of March 31, 2025.  Process ponds and surface water runoff pond construction are complete, and installation of high-density polyethylene piping in the main pipeline corridor continued.  Mechanical and piping installations throughout the SX/EW plant and electrical work continue to advance.  Assembly of the modular office and dry buildings were also completed, and work on the exterior finishing has started.

Site activities are focused on hiring additional personnel and other initiatives to support operational readiness and the ramp up of production.

Florence Copper capital spend (US$ in thousands)	Three months ended March 31, 2025
Commercial facility construction costs	51,364
Site and PTF operations	6,069
Total Florence Copper capital spend	57,433

Florence Copper commercial facility construction costs were US$51.4 million in the first quarter and, since the beginning of construction, US$206.3 million has been incurred on the Florence Copper commercial facility as of March 31, 2025.

In January 2025, the Company received its final US$10 million instalment from its US$50 million copper stream with Mitsui & Co. (U.S.A.) Inc. ("Mitsui").  The remaining Florence Copper commercial production facility construction costs are expected to be funded from the Company's available liquidity and cash flows from Gibraltar.

The Company has a technical report titled "NI 43-101 Technical Report Florence Copper Project, Pinal County, Arizona" dated March 30, 2023 (the "Florence 2023 Technical Report") on SEDAR+.  The Florence 2023 Technical Report was prepared in accordance with National Instrument 43-101 ("NI 43-101") and incorporated the results of test work from the production test facility ("PTF") as well as updated capital and operating costs (Q3 2022 basis) for the commercial production facility.

Project highlights based on the Florence 2023 Technical Report are detailed below:

• Net present value of US$930 million (at US$3.75 copper price, 8% after-tax discount rate);

• After-tax internal rate of return of 47%;

• Payback period of 2.6 years;

• Operating costs (C1) of US$1.11 per pound of copper produced;

• Annual production capacity of 85 million pounds of LME grade A copper cathode;

• Mine life of 22 years;

• Total life of mine production of 1.5 billion pounds of copper; and

• Initial capital cost of US$232 million (Q3 2022 basis).

TASEKO MINES LIMITED Management's Discussion and Analysis

Based on the Florence 2023 Technical Report, the estimated construction costs for the Florence Copper commercial production facility were US$232 million and management expects that total construction costs will be within a range of 10% to 15% higher than this estimate.  Florence Copper remains on track for first copper cathode production in Q4 2025.

Long-term Growth Strategy

Taseko's strategy has been to grow the company by acquiring and developing a pipeline of projects focused on copper in North America.  We continue to believe this will generate long-term returns for shareholders.  Our other development projects are located in BC, Canada.

Yellowhead copper project

The Yellowhead copper project ("Yellowhead") is expected to produce 4.4 billion pounds of copper over a 25-year mine life.  During the first 5 years of operation, Yellowhead is expected to produce an average of 200 million pounds of copper per year.  Yellowhead also contains valuable precious metal by-products with 440,000 ounces of gold production and 19 million ounces of silver production over the life of mine. The Yellowhead project is subject of technical report published in January 2020.

Taseko plans to publish an updated technical report on Yellowhead in 2025 using updated long-term metal price assumptions, updated project costing, and incorporating the new Canadian tax credits available for copper mine development.

The Company is ready to enter the environmental assessment ("EA") process and plans to submit an Initial Project Description to formally commence the EA process with regulators in Q2 2025.  The Company is focusing discussions with regulators on developing a streamlined permitting process.  Taseko also opened a Yellowhead project office in 2024 to support ongoing engagement with local communities including First Nations.

New Prosperity copper-gold project

In late 2019, the Tŝilhqot'in Nation, as represented by the Tŝilhqot'in National Government, and Taseko entered into a confidential dialogue, with the involvement of the Province of BC, seeking a long-term resolution to the conflict regarding Taseko's proposed copper-gold mine previously known as New Prosperity, acknowledging Taseko's commercial interests and the Tŝilhqot'in Nation's opposition to the project.

This dialogue has been supported by the parties' agreement, beginning December 2019, to a series of standstill agreements on certain outstanding litigation and regulatory matters relating to Taseko's tenures and the area in the vicinity of Teẑtan Biny (Fish Lake).

This dialogue process has made meaningful progress in recent months and is close to completion.  The Tŝilhqot'in Nation and Taseko acknowledge the constructive nature of discussions, and the opportunity to conclude a long-term and mutually acceptable resolution of the conflict that also makes an important contribution to the goals of reconciliation in Canada.

TASEKO MINES LIMITED Management's Discussion and Analysis

Aley niobium project

The converter pilot test is ongoing to provide additional process data to support the design of commercial process facilities, and final product samples to support product marketing initiatives.  The Company has also initiated a scoping study to investigate the potential for Aley niobium oxide production to supply the growing market for niobium-based batteries.

Market Review

Copper	Molybdenum	Canadian/US Dollar Exchange

1 Commodity prices in US dollars per pound.

2 Sources: London Metal Exchange for copper prices, Platts Metals for molybdenum prices, Bank of Canada for Canadian dollar/US dollar exchange rates.

Copper prices are currently around US$4.17 per pound compared to US$4.39 per pound at March 31, 2025 and the first quarter average copper price of US$4.24 per pound.  Since the beginning of April, copper prices have  experienced significant volatility influenced by trade uncertainty and the threat of an escalating global trade war, particularly between China and the US. China produces approximately 50% of the global refined copper and the US imports approximately 50% of its copper.  The US copper market had seen significant stockpiling during the beginning of the year, with a significant premium on the COMEX price compared to the LME price, in response to threatened US tariffs on copper imports.

Recent US import tariffs are not expected to have a material impact on sales at Gibraltar as the mine produces copper and molybdenum concentrates that are sold to international metal traders and delivered to Asian markets.  Offtake agreements are in place for substantially all of Gibraltar's copper concentrate production in 2025 and 2026, and no changes to these sales channels are expected during this period.  Cathode produced by Gibraltar's SX/EW plant will generally be shipped overseas if a tariff between US and Canada is prohibitive.  The Company does not expect any material impact on Gibraltar operating costs as a result of the new tariffs.  Production at Florence is expected to remain in the US for domestic consumption.

Longer-term demand for copper is expected to remain strong driven by electrification, renewable energy transition, artificial intelligence and overall industrial activity while tight supply conditions are expected to continue due to few available sources of new primary copper supply.  These factors continue to provide unprecedented catalysts and support a higher copper price in the longer term as new mine supply lags behind growth in copper demand.

Smelter treatment and refining charges remain historically low, including spot rates at negative (premium) rates, driven by an increase in global copper smelting capacity and disruptions in the supply of copper concentrates.  Potential shortages of copper metal could continue, which could lead to higher copper prices further into 2025.

TASEKO MINES LIMITED Management's Discussion and Analysis

Approximately 8% of the Company's revenue is made up of molybdenum sales and Connector pit ore is expected to provide higher molybdenum grades in the coming years.  Molybdenum prices are currently around US$20.10 per pound compared to US$19.95 per pound at March 31, 2025 and the first quarter average molybdenum price of US$20.53 per pound.  The Company's sales agreements specify molybdenum pricing based on published Platts Metals reports.

The Company's sales contracts are priced in US dollars while a majority of Gibraltar's costs are Canadian dollar denominated, and, therefore, fluctuations in the Canadian dollar/US dollar exchange rate can have a significant effect on the Company's financial results.

Financial Performance

Earnings

	Three months ended March 31,
(Cdn$ in thousands)	2025	2024	Change
Net (loss) income	(28,560)	18,896	(47,456)
Unrealized foreign exchange loss	2,074	13,688	(11,614)
Unrealized loss on derivatives and fair value adjustment	23,536	3,519	20,017
Accretion on Florence royalty obligation	2,571	3,416	(845)
Accretion on Cariboo consideration payable	664	1,555	(891)
Gain on acquisition of Cariboo	–	(47,426)	47,426
Gain on acquisition of control of Gibraltar[1]	–	(14,982)	14,982
Realized gain on sale of inventory[2]	–	13,354	(13,354)
Non-recurring other expenses	–	138	(138)
Estimated tax effect of adjustments	(7,228)	15,570	(22,798)
Adjusted net (loss) income	(6,943)	7,728	(14,671)

1 The $15.0 million gain on acquisition of control of Gibraltar in Q1 2024 relates to the measurement at fair value of Taseko’s 87.5% interest in Gibraltar finished copper concentrate inventory held at the date of acquisition of control of Gibraltar (March 25, 2024) as a result of the Company’s acquisition of Cariboo.  These gains have been eliminated from Adjusted net income (loss) in the period of the acquisition transaction and added back in the period the inventory was sold.

2 Q1 2024 cost of sales included $13.4 million of fair value adjustments to Gibraltar finished copper concentrate inventory held at the date of acquisition of Cariboo that was subsequently sold and realized between March 26 and March 31, 2024.  This realized portion of the gain has been included in Adjusted net (loss) income.

Adjusted net loss was $6.9 million ($0.02 loss per share) in the first quarter compared to Adjusted net income of $7.7 million ($0.03 earnings per share) in the comparative prior year quarter.  The decrease in Adjusted earnings of $14.7 million was primarily due to lower sales volumes and production from the processing of lower quality stockpile material as Gibraltar engages in a pushback in the Connector pit to access the next ore zone.  The decrease in copper production and sales was partially offset by a stronger copper price environment and a stronger US dollar compared to the comparative prior year quarter.

TASEKO MINES LIMITED Management's Discussion and Analysis

Cost of sales in the first quarter was consistent with the comparative prior year quarter on a total dollar basis but reflects the higher cost of stockpile material on a per pound basis due to lower sales volumes in the quarter.  Mining costs generally decreased due to shorter haul distances in Connector and lower diesel prices as ore release was more focused in the Gibraltar pit in the first part of the prior year but were offset by increased milling costs arising from higher throughput.

Net loss was $28.6 million ($0.09 loss per share) in the first quarter after factoring in unrealized losses on derivatives primarily due to the increasing copper price trend in the quarter and its effect on the fair value of outstanding copper hedges covering production for the remainder of 2025.  Net income was $18.9 million ($0.07 earnings per share) in the comparative prior year quarter which benefited from gains recorded on the acquisition of Cariboo from Dowa and Furukawa.

No adjustments were made to Adjusted net (loss) income for price adjustments on settlement during the period.

Revenues

	Three months ended March 31,
(Cdn$ in thousands)	2025	2024[1]	Change
Copper contained in concentrate	127,735	143,924	(16,189)
Molybdenum concentrates	9,650	6,603	3,047
Silver	1,741	1,727	14
Gold	389	–	389
Total gross revenue*	139,515	152,254	(12,739)
Less: Treatment and refining costs	(366)	(5,307)	4,941
Revenue	139,149	146,947	(7,798)

Sales of copper in concentrate[2] (thousand pounds)	20,907	27,447	(6,540)
Average realized copper price (US$ per pound)	4.24	3.89	0.35
Average LME copper price (US$ per pound)	4.24	3.83	0.41
Average exchange rate (Cdn$/US$)	1.44	1.35	0.09

1 Q1 2024 results reflect the Company’s 87.5% effective interest in Gibraltar for the period from January 1 to March 24, 2024 and 100% effective interest for the period from March 25 to March 31, 2024.

2 Sales of copper in concentrate includes a net smelter payable deduction of approximately 3.5% to derive net payable pounds of copper sold.

Copper revenues were $127.7 million in the first quarter compared to $143.9 million in the comparative prior year quarter.  Copper revenues decreased overall by $16.2 million due to 6.5 million fewer pounds being sold resulting in a negative volume variance of $34.4 million, partially offset by a favorable price variance of $10.3 million due to higher realized copper prices of US$0.35 per pound in the current quarter and a favorable foreign exchange variance of $7.9 million due to the strength of the US dollar against the Canadian dollar in the quarter.

TASEKO MINES LIMITED Management's Discussion and Analysis

Molybdenum revenues were $9.7 million in the first quarter compared to $6.6 million in the comparative prior year quarter.  The increase in molybdenum revenues of $3.0 million was primarily driven by increased sales volume and the impact of Taseko's increased effective interest in Gibraltar.

The Company also benefitted from payable gold for the first time as one of its concentrate offtake agreements paid for gold contained in the Gibraltar concentrate.

Treatment and refining costs decreased by $4.9 million to $0.4 million in the first quarter (Q1 2024 - $5.3 million) reflecting the lower TCRC rates realized under the Company's 2025 favorable offtake agreement terms.

Cost of sales

	Three months ended March 31,
(Cdn$ in thousands)	2025	2024[1]	Change
Site operating costs	68,917	79,678	(10,761)
Transportation costs	5,984	10,153	(4,169)
Changes in inventories:
Changes in inventories of finished goods	2,710	20,392	(17,682)
Changes in inventories of sulphide ore stockpiles	28,263	17	28,246
Changes in inventories of oxide ore stockpiles	(5,516)	(2,736)	(2,780)
Production costs	100,358	107,504	(7,146)
Depletion and amortization	22,425	15,024	7,401
Cost of sales	122,783	122,528	255

Site operating costs per ton milled*	$8.73	$11.73	$(3.00)

1 Q1 2024 results reflect the Company’s 87.5% effective interest in Gibraltar for the period from January 1 to March 24, 2024 and 100% effective interest for the period from March 25 to March 31, 2024.

Site operating costs decreased by $10.8 million to $68.9 million in the first quarter (Q1 2024 - $79.7 million) primarily driven by increased capitalized stripping costs related to the current pushback in the Connector pit.  Site operating costs also benefited from lower input prices such as diesel and lower consumption of key mining consumables including diesel as the first part of 2024 mine operations involved longer haul distances from the bottom of the Gibraltar pit.  Lower mining costs in the current quarter were partially offset by higher milling costs due to higher throughput and additional costs incurred to process the lower quality stockpile material.

Transportation costs decreased by $4.2 million to $6.0 million in the first quarter (Q1 2024 - $10.2 million) reflecting the lower sales volume during the quarter.

Cost of sales is also impacted by changes in finished goods and stockpile inventories.  Stockpiled ore material was used to supplement mined ore in the first quarter depleting 5.5 million tons of sulphide ore stockpiles and contributing to an increase in production costs of $28.3 million during the quarter.  Copper finished goods inventories decreased by 1.8 million pounds due to shipment timing and contributed to an increase in cost of sales of $2.7 million in the first quarter.  Oxide ore stockpiles increased by 2.2 million tons as Gibraltar continues to mine through the oxide ore layer in the Connector pit and add material to the heap leach pads.  This contributed to a decrease in production costs of $5.5 million in the quarter.

TASEKO MINES LIMITED Management's Discussion and Analysis

In the comparative prior year quarter, cost of sales included $13.4 million of fair value adjustments related to the sale of concentrate inventory held at the date of acquisition of control of Gibraltar (March 25, 2024) arising from the Company's acquisition of Cariboo.

Depletion and amortization increased by $7.4 million to $22.4 million in the first quarter (Q1 2024 - $15.0 million) for depreciation included stockpile inventory costs that were processed during the quarter.

Other expenses (income)

	Three months ended March 31,
(Cdn$ in thousands)	2025	2024	Change
General and administrative	3,324	3,129	195
Share-based compensation expense	5,004	5,440	(436)
Realized loss on derivative instruments	1,553	1,702	(149)
Unrealized loss on derivative instruments	21,566	927	20,639
Unrealized loss on Florence copper stream derivative	5,280	2,592	2,688
Unrealized gain on Cariboo contingent performance payment	(3,310)	–	(3,310)
Project evaluation expense	1,169	217	952
Gain on Cariboo acquisition	–	(47,426)	47,426
Gain on acquisition of control of Gibraltar[1]	–	(14,982)	14,982
Other income, net	(56)	(138)	82
Other expenses (income)	34,530	(48,539)	83,069

1 The $15.0 million gain on acquisition of control of Gibraltar in Q1 2024 relates to the write-up to fair value for Taseko’s 87.5% interest in Gibraltar finished copper concentrate inventory held at the date of acquisition of control of Gibraltar (March 25, 2024) as a result of the Company’s acquisition of Cariboo.

General and administrative expenses of $3.3 million in the first quarter were consistent with costs incurred in the comparative prior year quarter.

Share-based compensation expenses is comprised of the expense associated with share options and performance share units, and fair value adjustments on deferred share units and restricted share units.  Share-based compensation expenses decreased by $0.4 million to $5.0 million in the first quarter (Q1 2024 - $5.4 million) primarily due to the decrease in the Company's share price and its impact on the valuation of deferred and restricted share units.  For more information, refer to the Financial Statements-Note 18.

Realized loss on derivative instruments was $1.6 million in the first quarter consistent with $1.7 million in the comparative prior year quarter and pertains to the amortization of premiums paid for copper collars and fuel calls held by the Company as part of the Company's hedging strategy.  Unrealized loss on derivative instruments was $21.6 million in the quarter compared to $0.9 million in the comparative prior year quarter and relates to the change in fair value on the Company's outstanding copper collars and fuel call options reflecting the increasing copper price trend during the current quarter.

TASEKO MINES LIMITED Management's Discussion and Analysis

Unrealized loss on Florence copper stream derivative was $5.3 million in the first quarter compared to $2.6 million in the comparative prior year quarter and reflects upward changes in forward copper prices and discount rates applied over the Florence copper stream term.

Unrealized gain on Cariboo contingent performance payment was $3.3 million in the first quarter and reflects changes in forecast copper prices and Gibraltar revenues over the Sojitz earn-out period.

Project evaluation expense represent costs associated with the New Prosperity project and other technical expenditures undertaken by Taseko's engineering and technical teams on various project initiatives.

On March 25, 2024, the Company completed its acquisition of the remaining 50% of Cariboo from Dowa and Furukawa and increased its effective interest in Gibraltar from 87.5% to 100%.  The Company recognized a gain on acquisition of Cariboo of $47.4 million representing the difference between the estimated fair value of net assets acquired and the estimated fair value of total consideration payable.  The acquisition also gave the Company full control over Gibraltar resulting in the remeasurement of its previously held 87.5% interest in Gibraltar according to IFRS accounting standards.  The Company recognized a gain on acquisition of control of Gibraltar of $15.0 million representing the fair value adjustment on finished copper concentrate inventory held at the date of acquisition to fair value.  Further details on the Cariboo acquisition can be found in the Financial Statements-Note 12b.

Finance and accretion expenses

	Three months ended March 31,
(Cdn$ in thousands)	2025	2024	Change
Interest expense	17,346	14,820	2,526
Amortization of deferred financing charges	617	740	(123)
Finance income	(1,330)	(1,086)	(244)
Less: interest expense capitalized	(5,756)	(2,748)	(3,008)
Finance expenses, net	10,877	11,726	(849)

Accretion on deferred revenue	2,711	1,368	1,343
Accretion on PER	724	698	26
Accretion on Cariboo consideration payable	664	1,555	(891)
Accretion on Florence royalty obligation	2,571	3,416	(845)
Accretion expenses	6,670	7,037	(367)

Net finance expenses were $10.9 million in the first quarter compared to $11.7 million in the prior year quarter.  Interest expense increased by $2.5 million to $17.3 million in the quarter (Q1 2024 - $14.8 million), primarily driven by the impact of the higher principal and coupon of the 8.25% senior secured notes due May 2030 that were issued in April 2024 being captured in the current quarter and not the comparative prior year quarter.  Capitalized interest attributable to the funding of Florence Copper development costs increased by $3.0 million to $5.8 million in the quarter (Q1 2024 - $2.7 million) proportionate with the increased spending for the construction of the Florence Copper commercial production facility.

TASEKO MINES LIMITED Management's Discussion and Analysis

Accretion expenses decreased by $0.4 million to $6.7 million in the first quarter (Q1 2024 - $7.0 million) primarily due to the decreases in accretion on Cariboo consideration payable and the Florence royalty obligation reflecting lower forecast copper prices over the terms of the obligations, offset by increases in accretion on deferred revenue reflecting higher silver ounces delivered under the Osisko silver stream in the current quarter.

Income tax

	Three months ended March 31,
(Cdn$ in thousands)	2025	2024	Change
Current income tax expense	–	805	(805)
Deferred income tax (recovery) expense	(7,980)	22,477	(30,457)
Income tax (recovery) expense	(7,980)	23,282	(31,262)

Effective tax rate	21.8%	55.2%	(33.4)%
Canadian statutory rate	27.0%	27.0%	–
BC mineral tax rate	9.5%	9.5%	–

A reconciliation of the effective tax rate is presented below:

	Three months ended March 31,
(Cdn$ in thousands)	2025	2024	Change
Income tax (recovery) expense at Canadian statutory rate of 36.5%	(12,953)	15,390	(28,343)
Permanent differences	5,228	6,570	(1,342)
Foreign tax rate differential	152	32	120
Unrecognized tax benefits	(151)	1,290	(1,441)
Deferred tax adjustments related to prior periods	(256)	–	(256)
Income tax (recovery) expense	(7,980)	23,282	(31,262)

The effective tax rate for the first quarter was 22% compared to 55% in the comparative prior year quarter.  The effective tax rate for the quarter is lower than the combined BC mineral tax rate and the federal statutory income tax rate of 36.5% primarily due to $23.5 million in unrealized losses on derivatives and fair value adjustments that are not deductible for BC mineral tax purposes.

Current income tax expense represents estimated BC mineral tax payable for the period.

TASEKO MINES LIMITED Management's Discussion and Analysis

Financial Condition Review

Balance sheet review

(Cdn$ in thousands)	March 31, 2025	December 31, 2024	Change
Cash and equivalents	120,778	172,732	(51,954)
Other current assets	127,766	180,507	(52,741)
Property, plant and equipment	1,901,296	1,770,102	131,194
Other assets	71,184	71,702	(518)
Total assets	2,221,024	2,195,043	25,981
Current liabilities[1]	195,813	173,983	21,830
Debt:
Senior secured notes	719,400	706,741	12,659
Equipment-related financings	73,995	90,467	(16,472)
Cariboo consideration payable	117,173	129,421	(12,248)
Deferred revenue	77,905	77,327	578
Other liabilities	528,616	513,882	14,734
Total liabilities	1,712,902	1,691,821	21,081
Equity	508,122	503,222	4,900

Net debt* (debt minus cash and equivalents)	672,617	624,476	48,141
Total common shares outstanding (millions)	315.9	304.7	11.2

1 Excludes current portion of long-term debt.

The Company's asset base is principally comprised of property, plant and equipment reflecting the capital-intensive nature of its large scale, open pit mining operation at Gibraltar and construction of the commercial facility at Florence.  Other current assets primarily include accounts receivable, inventories (concentrate inventories, ore stockpiles and supplies), prepaid expenses, and marketable securities.  Concentrate inventories, accounts receivable and cash balances can fluctuate due to the timing of sales and cash settlements.

Property, plant and equipment increased $131.2 million in the first quarter, which includes Florence Copper construction costs of $83.2 million (capital project costs of $75.5 million and site costs of $7.7 million) and Gibraltar capital expenditures of $58.1 million (capitalized stripping costs of $44.0 million and other capital expenditures of $14.1 million).

Net debt increased $48.1 million in the first quarter, primarily due to decreases in cash and equivalents as the Company continues its funding of construction of the Florence Copper commercial facility and the effect of a stronger US dollar and the foreign exchange impact on US dollar-denominated borrowings, offset by repayments of the Company's equipment financings during the quarter.

Cariboo consideration payable relates to earn-out payments on the acquisition of Cariboo.  Cariboo consideration payable decreased by $12.2 million primarily due to payments made to Sojitz of $10.0 million in the first quarter.

TASEKO MINES LIMITED Management's Discussion and Analysis

Deferred revenue relates to the advance payments received from Osisko for the delivery of future silver production from Gibraltar and customer advance payments on copper concentrate.

Other liabilities increased by $14.7 million in the first quarter primarily due to the receipt of the final US$10.0 million instalment on the Mitsui copper stream.

At May 1, 2025, there were 315,875,348 common shares and 11,161,200 stock options outstanding.  More information on these instruments and the terms of their exercise can be found in the Financial Statements-Notes 17 and 18.

Liquidity, cash flow and capital resources

At March 31, 2025, the Company had cash and equivalents of $120.8 million (December 31, 2024 - $172.7 million) and available liquidity of $279.0 million (December 31, 2024 - $331.0 million).

Cash flows provided by operations were $55.9 million in the first quarter compared to $59.6 million in the comparative prior year quarter.  Operating margins from Gibraltar decreased in the quarter as a result of lower sales volumes but operating cash flows benefited from the release of stockpile inventories in the quarter, the costs for which were incurred in prior periods.

Cash flows used for investing activities were $130.9 million in the first quarter compared to $46.7 million in the comparative prior year quarter.  Investing activities include $51.7 million for capital expenditures at Gibraltar (capitalized stripping of $38.1 million and sustaining capital expenditures of $13.6 million) and $80.0 million for capital expenditures at Florence Copper including $7.7 million in site costs.

Cash flows provided by financing activities were $21.5 million in the first quarter compared to $48.5 million in the comparative prior year quarter.  Financing activities include $29.6 million (US$21.1 million) in net proceeds from shares issued under the Company's ATM equity offering prospectus and $14.4 million (US$10 million) from the final instalment of the US$50 million Mitsui copper stream offset by $10.2 million in debt repayments and $3.0 million in interest payments and $10.0 million payment to Sojitz related to the acquisition of Cariboo.

Liquidity outlook

At March 31, 2025, the Company had approximately $279.0 million (December 31, 2024 - $331.0 million) of available liquidity including $120.8 million in cash and equivalents and US$110 million undrawn capacity on its Credit Facility.  The Company drew US$25 million from its Credit Facility in April.

In the first quarter, the Company completed its ATM offering and issued 10.6 million common shares for gross proceeds of $31.0 million (or US$21.5 million).  The Company also received the final US$10 million instalment on the US$50 million Mitsui copper stream.

The Company expects to return to life of mine average copper production of 120 to 130 million pounds after the current pushback in the Connector pit is completed.  The Company initiated a pushback and stripping campaign in the Connector pit in the first quarter, which is expected to continue through the second quarter.  During this period, lower quality ore stockpiles are being used to supplement mined ore and as such 2025 production will be weighted heavily towards the second half of the year.  Molybdenum production is also expected to increase due to higher expected molybdenum grades in Connector pit ore.

TASEKO MINES LIMITED Management's Discussion and Analysis

Refurbishment of Gibraltar's SX/EW plant is now complete and is expected to start producing copper cathode in the second quarter to supplement Gibraltar's copper production in concentrate from its concentrator mills.  Gibraltar has no other significant capital projects planned for the remainder of 2025.

The Company has significant capital commitments for the remaining construction of the Florence commercial facility.  The Company intends to finance the remaining capital costs over the next 12 months from available liquidity, cash flows from Gibraltar and its corporate Credit Facility.

If needed, the Company could raise further additional capital through equity financings or asset sales, including royalties, sales of project interests, or joint ventures, or additional credit facilities, including additional notes offerings or increasing borrowings from commercial banks or credit funds.  The Company evaluates these financing alternatives based on a number of factors, including the prevailing metal prices and projected operating cash flows from Gibraltar, relative valuation, liquidity requirements, covenant restrictions and other factors, in order to optimize the Company's cost of capital and maximize shareholder value.

Future changes in copper and molybdenum market prices could also impact the timing and amount of cash available for future investment in the Company's capital commitments and development projects, debt obligations and other uses of capital.  To mitigate commodity price risks in the short term, copper price options are entered into for a substantial portion of Gibraltar's copper production and the Company has a long track history of doing so.  The Company currently has copper price protection in place for 81 million pounds of production for the remainder of the year.

Hedging strategy

The Company generally fixes all or substantially all of the copper prices of its copper concentrate shipments at the time of shipment.  Where the customer's offtake contract does not provide a price fixing option, the Company may look to undertake a quotational period hedge directly with a financial institution as the counterparty in order to fix the price of the shipment.

To protect against sudden and unexpected copper price volatility in the market, the Company's hedging strategy aims to secure a minimum price for a significant portion of future copper production using copper put options that are either purchased outright or substantially funded by the sale of copper call options that are out of the money.  The amount and duration of the copper hedge positions is based on an assessment of business-specific risk elements combined with the copper pricing outlook.  Copper price and quantity exposure are reviewed regularly to ensure that adequate revenue protection is in place.

Hedge positions are typically extended by adding incremental quarters at established floor prices (the strike price of the copper put option) to provide the necessary price protection.  Considerations for the cost of the hedging program include an assessment of Gibraltar's estimated production costs, copper price trends and the Company's fixed capital requirements during the relevant period.  During periods of volatility or step changes in the copper price, the Company may revisit outstanding hedging contracts and determine whether copper put (floor) or call (ceiling) levels should be adjusted in line with the market while maintaining copper price protection.

From time to time, the Company will look at potential hedging opportunities that mitigate the risk of rising input costs, including foreign exchange and fuel prices, where such a strategy is cost effective.  To protect against a potential operating margin squeeze that could arise from oil and diesel price shocks, the Company purchases fuel call options to provide a price ceiling for diesel that is used by the mining fleet.  The Company does not apply hedge accounting to any of its commodity or input cost derivatives.

TASEKO MINES LIMITED Management's Discussion and Analysis

A summary of the Company's outstanding hedge positions is as follows:

	Notional amount	Strike price	Term to maturity	Original cost
At March 31, 2025
Copper collars	27 million lbs	Floor - US$4.00 per lb Ceiling - US$5.00 per lb	Q2 2025	$1.3 million
Copper collars	54 million lbs	Floor - US$4.00 per lb Ceiling - US$5.40 per lb	H2 2025	$2.2 million
Fuel calls	9 million ltrs	US$0.65 per ltr	Q2 2025	$0.3 million

Commitments and contingencies

	Payments due
(Cdn$ in thousands)	Remainder of 2025	2026	2027	2028	2029	Thereafter	Total
Debt
2030 Notes	–	–	–	–	–	719,400	719,400
Interest	59,351	59,351	59,351	59,351	59,351	29,675	326,430
Equipment loans
Principal	19,290	27,500	14,027	11,275	–	–	72,092
Interest	4,112	3,461	1,554	463	–	–	9,590
Lease liabilities
Principal	7,800	4,551	1,801	466	252	52	14,922
Interest	973	486	150	27	7	1	1,644
Cariboo acquisition payments
Sojitz[1]	–	10,000	10,000	10,000	–	–	30,000
Dowa and Furukawa[2]	–	8,000	9,000	9,000	8,000	78,000	112,000
PER[3]	–	–	–	–	–	167,530	167,530
Capital expenditures	31,049	–	–	–	–	–	31,049
Other expenditures
Transportation-related services[4]	12,025	12,038	1,763	–	–	–	25,826

1 On March 15, 2023, the Company completed the acquisition of 50% of Cariboo from Sojitz.  The acquisition price payable to Sojitz is a minimum of $60 million payable over a 5-year period and potential contingent payments depending on Gibraltar copper revenue and copper prices.  $30 million of the $60 million minimum amount has been paid to Sojitz as of March 31, 2025.  The remaining minimum amounts will be paid in $10 million annual instalments over the next 3 years.  There is no interest payable on the minimum amounts.  The Company also estimates $30 million will be payable over the next 3 years related to the contingent consideration, which has not been included in the table above.

2 On March 25, 2024, the Company completed the acquisition of the remaining 50% of Cariboo from Dowa and Furukawa.  The acquisition price payable to Dowa and Furukawa is a minimum of $117 million and a maximum of $142 million payable over a 10-year period.  The quantum and timing of these payments depends on copper prices and Gibraltar cash flow.  An initial payment of $5 million was paid to Dowa and Furukawa on closing, with remaining consideration payable in annual instalments starting in April 2026.

3 Provisional for environmental rehabilitation amounts presented represent the present value of estimated costs of legal and constructive obligations required to retire an asset, including decommissioning and other site restoration activities, primarily for Gibraltar and Florence.  At March 31, 2025, the Company has provided surety bonds for $124.2 million for Gibraltar’s reclamation security and $51.9 million for Florence’s reclamation security.

4 Transportation-related services include ocean freight and port handling services, which are both cancelable upon certain operating circumstances.

TASEKO MINES LIMITED Management's Discussion and Analysis

At March 31, 2025, the Company has capital expenditure commitments relating to the Florence Copper commercial facility construction project totaling $24.6 million (December 31, 2024 - $47.9 million).

In December 2024, Gibraltar received an amendment to its M-40 permit in which the required closure bonding with the Province of BC to increase from $108.5 million to $139.9 million.  Gibraltar was required to post this additional bonding over the next 15 months and in March 2025 posted additional surety bonds of $15.7 million to the Province of BC.  The Company intends to post additional surety bonds to meet the remaining bonding requirements from insurance underwriters.

Summary of Quarterly Results

(Cdn$ in thousands, except per share amounts)	2025	2024				2023
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	139,149	167,799	155,617	137,730	146,947	153,694	143,835	111,924
Net (loss) income	(28,560)	(21,207)	(180)	(10,953)	18,896	38,076	871	9,991
Basic EPS	(0.09)	(0.07)	–	(0.04)	0.07	0.13	–	0.03
Adjusted net income (loss)*	(6,943)	10,468	8,228	30,503	7,728	24,061	19,659	(4,376)
Adjusted basic EPS	(0.02)	0.03	0.03	0.10	0.03	0.08	0.07	(0.02)
Adjusted EBITDA	34,391	55,602	47,689	70,777	49,923	69,107	62,695	22,218

Copper sales (million pounds)	21.8	27.4	26.3	22.6	31.7	31.4	28.1	22.8
Realized copper price (US$ per pound)	4.24	4.13	4.23	4.49	3.89	3.75	3.83	3.78
Total operating costs* (US$ per pound)	2.26	2.42	2.92	2.99	2.46	1.91	2.20	2.66

Financial results for the last eight quarters reflect: volatile copper and molybdenum prices and foreign exchange rates that impacted realized sales prices; and, the variability in the quarterly sales volumes due to copper grades and timing of shipments which impacts revenue recognition.

TASEKO MINES LIMITED Management's Discussion and Analysis

Critical Accounting Policies and Estimates

The Company's material accounting policies are presented in Note 2.4 of the 2024 annual consolidated financial statements.  The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, including the accounting for the Cariboo acquisition, and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.  Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In the process of applying the Company's accounting policies, significant areas where judgment is required include the determination of the timing of transfer of control of inventory for revenue recognition, provisions for environmental rehabilitation, reserve and resource estimation, functional currency, the determination of the accounting treatment for the advance payment under the silver purchase and sale agreement reported as deferred revenue, and recovery of other deferred tax assets.

Significant areas of estimation include reserve and resource estimation, fair value of assets and liabilities acquired in a business combination, asset valuations and the measurement of impairment charges or reversals, valuation of inventories, plant and equipment lives, tax provisions, provisions for environmental rehabilitation, valuation of financial instruments and derivatives, capitalized stripping costs and share-based compensation.  Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to Financial Statements.

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revisions based on various factors.  Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment, the calculation of deprecation expense, the capitalization of stripping costs incurred during production, and the timing of cash flows related to the provision for environmental rehabilitation.

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserve and resources.  Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.  These factors also impacted the fair values of assets and liabilities recorded on the acquisition of Cariboo disclosed in the Financial Statements-Notes 12 and 14.

Internal and Disclosure Controls Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal controls over financial reporting ("ICFR") and disclosure controls and procedures ("DC&P").

The Company's internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements.  Internal controls over financial reporting includes those policies and procedures that:

(1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the Company;

TASEKO MINES LIMITED Management's Discussion and Analysis

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and,

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company's internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

There have been no changes in our internal control over financial reporting and disclosure controls and procedures during the three months ended March 31, 2025 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

Key Management Personnel

Key management personnel ("KMP") include the members of the Board of Directors and executive officers of the Company.

The Company contributes to a post-employment defined contribution pension plan on behalf of certain KMP.  This retirement compensation arrangement (the "RCA Trust") was established to provide benefits to certain executive officers on or after retirement in recognition of their long service.  Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust.  Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in the periods during which services are rendered by the executive officers.

Certain executive officers are entitled to termination and change in control benefits.  In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from 12-months' to 18-months' salary.  In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change in control, these executive officers are entitled to receive, among other things, an amount ranging from 12-months' to 24-months' salary and accrued bonus, and all stock options held by these individuals will fully vest.

Executive officers and directors also participate in the Company's share option program (refer to the Financial Statements-Note 18).

TASEKO MINES LIMITED Management's Discussion and Analysis

Compensation for KMP (including all members of the Board of Directors and executive officers) is as follows:

	Three months ended March 31,
(Cdn$ in thousands)	2025	2024
Salaries and benefits	3,113	2,595
Post-employment benefits	220	220
Share-based compensation	4,000	4,861
Total KMP compensation	7,333	7,676

Non-GAAP Performance Measures

This MD&A includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS.  These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers.  The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company's performance.  These measures have been derived from the Company's financial statements and applied on a consistent basis.  The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measures.

Total operating cost and site operating cost, net of by-product credit

Total operating cost includes all costs absorbed into inventory, as well as transportation costs and insurance recoverable.  Site operating cost is calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales.  Site operating cost, net of by-product credit is calculated by subtracting by-product credits from site operating cost.  Site operating cost, net of by-product credit per pound is calculated by dividing the aggregate of the applicable costs by pounds of copper produced.  Total operating cost per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by pounds of copper produced.  By-product credit is calculated based on actual sales of molybdenum (net of treating costs) and silver during the period divided by the total pounds of copper produced during the period.  These measures are calculated on a consistent basis for the periods presented.

(Cdn$ in thousands, unless otherwise indicated)	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024
Cost of sales	122,783	134,940	124,883	108,637	122,528
Less:
Depletion and amortization	(22,425)	(24,641)	(20,466)	(13,721)	(15,024)
Net change in inventories of finished goods	(2,710)	4,064	2,938	(10,462)	(20,392)
Net change in inventories of ore stockpiles	(22,747)	(3,698)	9,089	1,758	2,719
Transportation costs	(5,984)	(10,170)	(8,682)	(6,408)	(10,153)
Site operating cost	68,917	100,495	107,712	79,804	79,678
Less by-product credits:
Molybdenum, net of treatment costs	(8,774)	(16,507)	(8,962)	(7,071)	(6,112)
Silver, excluding amortization of deferred revenue	(131)	(139)	(241)	(144)	(137)

TASEKO MINES LIMITED Management's Discussion and Analysis

Gold, net of refining costs	(389)	–	–	–	–
Site operating cost, net of by-product credit	59,623	83,849	98,509	72,589	73,429
Total pounds of copper produced (thousand pounds)	19,959	28,595	27,101	20,225	26,694
Total costs per pound produced	2.99	2.94	3.63	3.59	2.75
Average exchange rate for the period (Cdn$ / US$)	1.44	1.40	1.36	1.37	1.35
Site operating cost, net of by-product credits (US$ per pound)	$2.08	$2.10	$2.66	$2.62	$2.04
Site operating cost, net of by-product credit	59,623	83,849	98,509	72,589	73,429
Add off-property costs:
Treatment and refining costs	(510)	2,435	816	3,941	4,816
Transportation costs	5,984	10,170	8,682	6,408	10,153
Total operating cost	65,097	96,454	108,007	82,938	88,398
Total operating cost (C1) (US$ per pound)	$2.26	$2.42	$2.92	$2.99	$2.46

Total site costs

Total site costs include site operating costs charged to cost of sales and mining costs capitalized to property, plant and equipment in the period.  This measure is intended to capture total site operating costs incurred during the period calculated on a consistent basis for the periods presented.

(Cdn$ in thousands)	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024[1]
Site operating costs	68,917	100,495	107,712	79,804	79,678
Capitalized stripping costs	38,082	1,981	3,631	10,732	16,152
Total site costs – Taseko’s share	106,999	102,476	111,343	90,536	95,830
Total site costs – 100% basis	106,999	102,476	111,343	90,536	109,520

1 Q1 2024 results reflect the Company’s 87.5% effective interest in Gibraltar for the period from January 1 to March 24, 2024 and 100% effective interest for the period from March 25 to March 31, 2024.

Adjusted net income (loss) and Adjusted EPS

Adjusted net income (loss) removes the effect of the following transactions from net income (loss) as reported under IFRS:

• Unrealized foreign currency gains and losses;

• Unrealized derivative gains and losses and fair value adjustments;

• Other operating costs;

• Call premium on settlement of debt;

• Loss on settlement of debt, net of capitalized interest;

• Bargain purchase gains on Cariboo acquisition;

• Gain on acquisition of control of Gibraltar;

• Realized gain on sale of finished goods inventory;

TASEKO MINES LIMITED Management's Discussion and Analysis

• Inventory write-ups fair value that was sold or processed;

• Accretion on Florence royalty obligations;

• Accretion on Cariboo consideration payable;

• Non-recurring other expenses for Cariboo adjustment; and

• Finance and other non-recurring costs of Cariboo acquisition.

Management believes these transactions do not reflect the underlying operating performance of the Company's core mining business and are not necessarily indicative of future operating results.  Furthermore, unrealized gains and losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains and losses are not necessarily reflective of the underlying operating results for the periods presented.

Adjusted earnings per share ("Adjusted EPS") is Adjusted net income (loss) attributable to common shareholders of the Company divided by the weighted average number of common shares outstanding for the period.

(Cdn$ in thousands)	Q1 2025	Q4 2024	Q3 2024	Q2 2024
Net loss	(28,560)	(21,207)	(180)	(10,953)
Unrealized foreign exchange loss (gain)	2,074	40,462	(7,259)	5,408
Unrealized derivative loss (gain) and fair value adjustment	23,536	(25,514)	1,821	10,033
Other operating costs[1]	–	4,132	4,098	10,435
Call premium on settlement of debt	–	–	–	9,571
Loss on settlement of debt, net of capitalized interest	–	–	–	2,904
Realized gain on sale of inventory[2]	–	–	–	3,768
Inventory write-ups to fair value that was sold or processed[3]	–	1,905	3,266	4,056
Accretion on Florence royalty obligation	2,571	3,682	3,703	2,132
Accretion on Cariboo consideration payable	664	4,543	9,423	8,399
Non-recurring other expenses for Cariboo adjustment	–	–	–	394
Estimated tax effect of adjustments	(7,228)	2,465	(6,644)	(15,644)
Adjusted net (loss) income	(6,943)	10,468	8,228	30,503
Adjusted EPS	$(0.02)	$0.03	$0.03	$0.10

1 Other operating costs relate to the in-pit crusher relocation project and care and maintenance costs due to the June 2024 labour strike.

2 Realized gain on sale of inventory relates to copper concentrate inventory held at March 25, 2024 that was written-up to fair value as part of the acquisition of control of Gibraltar, and subsequently sold.  The realized portion of these gains have been added back to Adjusted net (loss) income in the period the inventory was sold.

3 Inventory write-ups to net realizable value that was sold or processed relates to stockpile inventories that were written-up to fair value as part of the acquisition of control of Gibraltar.  These write-ups have been included in Adjusted net (loss) income in the period when the inventories were sold or processed.

(Cdn$ in thousands)	Q1 2024	Q4 2023	Q3 2023	Q2 2023
Net income	18,896	38,076	871	9,991
Unrealized foreign exchange loss (gain)	13,688	(14,541)	14,582	(10,966)
Unrealized derivative loss (gain) and fair value adjustment	3,519	1,636	4,518	(6,470)
Gain on Cariboo acquisition	(47,426)	–	–	–
Gain on acquisition of control of Gibraltar[1]	(14,982)	–	–	–
Realized gain on sale of inventory[2]	13,354	–	–	–
Accretion on Florence royalty obligation	3,416	–	–	–
Accretion on Cariboo consideration payable	1,555	–	–	–
Non-recurring other expenses for Cariboo adjustment	138	(916)	1,244	1,714
Estimated tax effect of adjustments	15,570	(194)	(1,556)	1,355
Adjusted net income (loss)	7,728	24,061	19,659	(4,376)
Adjusted EPS	$0.03	$0.08	$0.07	$(0.02)

1 Gain on acquisition of control of Gibraltar relates to the write-up of copper concentrate inventory to fair value for Taseko’s 87.5% interest in Gibraltar at March 25, 2024.

2 Realized gain on sale of inventory relates to copper concentrate inventory held at March 25, 2024 that was written-up to fair value as part of the acquisition of control of Gibraltar, and subsequently sold.  The realized portion of these gains have been added back to Adjusted net income (loss) in the period the inventory was sold.

TASEKO MINES LIMITED Management's Discussion and Analysis

Adjusted EBITDA

Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") is presented as a supplemental measure of the Company's performance and ability to service debt.  Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present adjusted EBITDA when reporting their results.  Issuers of "high yield" securities also present adjusted EBITDA because investors, analysts and rating agencies considering it useful in measuring the ability of those issuers to meet debt service obligations.

Adjusted EBITDA represents net income before interest, income taxes, depreciation and amortization, and also eliminates the impact of a number of transactions that are not considered indicative of ongoing operating performance.  Certain items of expense are added back and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company's underlying operating results for the reporting periods presented or for future operating performance and consist of:

• Unrealized foreign exchange gains and losses;

• Unrealized derivative gains and losses and fair value adjustments;

• Amortization of share-based compensation expense;

• Other operating costs;

• Call premium on settlement of debt;

• Loss on settlement of debt;

• Bargain purchase gains on Cariboo acquisition;

• Gain on acquisition of control of Gibraltar;

• Realized gains on sale of finished goods inventory;

• Inventory write-ups to net realizable value that was sold or processed; and

• Finance and other non-recurring costs of Cariboo acquisition.

TASEKO MINES LIMITED Management's Discussion and Analysis

(Cdn$ in thousands)	Q1 2025	Q4 2024	Q3 2024	Q2 2024
Net loss	(28,560)	(21,207)	(180)	(10,953)
Depletion and amortization	22,425	24,641	20,466	13,721
Finance and accretion expenses	18,877	21,473	25,685	21,271
Finance income	(1,330)	(1,674)	(1,504)	(911)
Income tax (recovery) expense	(7,980)	11,707	(200)	(3,247)
Unrealized foreign exchange loss (gain)	2,074	40,462	(7,259)	5,408
Unrealized derivative loss (gain) and fair value adjustment	23,536	(25,514)	1,821	10,033
Share-based compensation expense (recovery)	5,349	(323)	1,496	2,585
Other operating costs	–	4,132	4,098	10,435
Call premium on settlement of debt	–	–	–	9,571
Loss on settlement of debt	–	–	–	4,646
Realized gain on sale of inventory[1]	–	–	–	3,768
Inventory write-ups to fair value that was sold or processed[2]	–	1,905	3,266	4,056
Non-recurring other expenses for Cariboo acquisition	–	–	–	394
Adjusted EBITDA	34,391	55,602	47,689	70,777

1 Realized gain on sale of inventory relates to copper concentrate inventory held at March 25, 2024 that was written-up to fair value as part of the acquisition of control of Gibraltar and subsequently sold.  The realized portion of these gains have been added back to Adjusted EBITDA in the period the inventory was sold.

2 Inventory write-ups to net realizable value that was sold or processed relates to stockpile inventories that were written-up to fair value as part of the acquisition of control of Gibraltar.  These write-ups have been included in Adjusted EBITDA in the period when the inventories were sold or processed.

(Cdn$ in thousands)	Q1 2024	Q4 2023	Q3 2023	Q2 2023
Net income	18,896	38,076	871	9,991
Depletion and amortization	15,024	13,326	15,993	15,594
Finance and accretion expense	19,849	12,804	14,285	13,468
Finance income	(1,086)	(972)	(322)	(757)
Income tax expense	23,282	17,205	12,041	678
Unrealized foreign exchange loss (gain)	13,688	(14,541)	14,582	(10,966)
Unrealized derivative loss (gain) and fair value adjustment	3,519	1,636	4,518	(6,470)
Share-based compensation expense	5,667	1,573	727	417
Gain on Cariboo acquisition	(47,426)	–	–	–
Gain on acquisition of control of Gibraltar[1]	(14,982)	–	–	–
Realized gain on sale of inventory[2]	13,354	–	–	–
Non-recurring other expenses for Cariboo acquisition	138	–	–	263
Adjusted EBITDA	49,923	69,107	62,695	22,218

1 Gain on acquisition of control of Gibraltar relates to the write-up of copper concentrate inventory to fair value for Taseko’s 87.5% interest in Gibraltar at March 25, 2024.

2 Realized gain on sale of inventory relates to copper concentrate inventory held at March 25, 2024 that was written-up to fair value as part of the acquisition of control of Gibraltar, and subsequently sold.  The realized portion of these gains have been added back to Adjusted EBITDA in the period the inventory was sold.

TASEKO MINES LIMITED Management's Discussion and Analysis

Earnings from mining operations before depletion, amortization and non-recurring items

Earnings from mining operations before depletion, amortization and non-recurring items is earnings from mining operations with depletion and amortization, and any items that are not considered indicative of ongoing operating performance added back.  The Company discloses this measure, which has been derived from the Company's financial statements and applied on a consistent basis, to assist in understanding the results of the Company's operations and financial position, and it is meant to provide further information about the financial results to investors.

	Three months ended March 31,
(Cdn$ in thousands)	2025	2024
Earnings from mining operations	16,366	24,419
Add:
Depletion and amortization	22,425	15,024
Realized gain on sale of inventory[1]	–	13,354
Earnings from mining operations before depletion, amortization and non-recurring items	38,791	52,797

1 Realized gain on sale of inventory relates to copper concentrate inventory held at March 25, 2024 that was written-up to fair value as part of the acquisition of control of Gibraltar and subsequently sold.  The realized portion of these gains have been added back to earnings from mining operations in the period the inventory was sold.

Site operating costs per ton milled

The Company discloses this measure, which has been derived from the Company's financial statements and applied on a consistent basis, to provide assistance in understanding the Company's site operations on a tons milled basis.

on a consistent basis, to provide assistance in understanding the Company’s site operations on a tons milled basis.

(Cdn$ in thousands)	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024[1]
Site operating costs (included in cost of sales)
Taseko’s share	68,917	100,495	107,712	79,804	79,678
100% basis	68,917	100,495	107,712	79,804	90,040
Tons milled (thousand tons – 100% basis)	7,898	8,250	7,572	5,728	7,677
Site operating costs per ton milled	$8.73	$12.18	$14.23	$13.93	$11.73

1 Q1 2024 results reflect the Company’s 87.5% effective interest in Gibraltar for the period from January 1 to March 24, 2024 and 100% effective interest for the period from March 25 to March 31, 2024.

TASEKO MINES LIMITED Management's Discussion and Analysis

Technical Information

The technical information contained in this MD&A related to Florence Copper is based on the report titled "NI 43-101 Technical Report - Florence Copper Project, Pinal County, Arizona" issued March 30, 2023 with an effective date of March 15, 2023, which is available on SEDAR+.  The Florence Copper technical report was prepared under the supervision of Richard Tremblay, P. Eng., MBA, Richard Weymark, P. Eng., MBA, and Robert Rotzinger, P. Eng.  Mr. Tremblay is employed by the Company as Chief Operating Officer, Mr. Weymark is employed by the Company as Vice President, Engineering, and Mr. Rotzinger is employed by the Company as Vice President, Capital Projects.  All three are Qualified Persons as defined by NI 43-101.